SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§240.13d-2(a)

(Amendment No.     )*

Nine Energy Service, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

65441V101

(CUSIP Number)

Warren Lynn Frazier

5655 Bear Lane, Suite 100

Corpus Christi, Texas 78405

(361) 299-6333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 25, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Warren Lynn Frazier
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,738,514
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,738,514
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,738,514 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%[1]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]

Assumes 25,063,421 shares of Common Stock of the Company outstanding as of August 3, 2018, based on information contained in the Issuer’s Form 10-Q filed on August 13, 2018 for the quarterly period ended June 30, 2018, and an additional 5,000,000 shares of Common Stock issued by the Company on October 25, 2018 in connection with its acquisition of Magnum Oil Tools International, LTD, Magnum Oil Tools GP, LLC and Magnum Oil Tools Canada Ltd.

Item 1.	Security and Issuer.

This Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Nine Energy Service, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 2001 Kirby Drive, Suite 200, Houston, Texas 77019.

Item 2.	Identity and Background.

(a)	This Schedule 13D is filed by Warren Lynn Frazier (“Frazier”), a natural person.

(b)	The business address of Frazier is 5655 Bear Lane, Suite 100, Corpus Christi, Texas 78405.

(c)	As of October 25, 2018, Frazier is employed as an executive employee by Nine Energy Service, LLC, a subsidiary of the Issuer.

(d)	During the last five years, Frazier has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, Frazier has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

(f)	Frazier is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On October 25, 2018, Frazier received 4,738,514 shares (the “Shares”) of Common Stock and cash consideration in connection with the acquisition by the Issuer and its affiliates from Frazier and certain other sellers of Magnum Oil Tools International, LTD, Magnum Oil Tools GP, LLC and Magnum Oil Tools Canada Ltd.

Item 4.	Purpose of the Transaction.

Frazier holds the Shares as reported herein for investment purposes and does not have any specific plans or proposals regarding the Issuer in his capacity as a holder of Common Stock. Frazier does not have any current plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)	The percent of class provided for Frazier is made in accordance with Rule 13d-3(d) of the Securities Act of 1933, as amended (the “Securities Act”) and is based on 25,063,421 shares of Common Stock of the Company outstanding as of August 3, 2018, based on information contained in Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 13, 2018 for the quarterly period ended June 30, 2018, and an additional 5,000,000 shares of Common Stock issued by the Company on October 25, 2018 in connection with its acquisition of Magnum Oil Tools International, LTD, Magnum Oil Tools GP, LLC and Magnum Oil Tools Canada Ltd. Frazier owns directly 4,738,514 shares of Common Stock of the Issuer.

The information provided on the cover pages with respect to the beneficial ownership of Frazier is incorporated herein by reference.

(c) – (e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On October 25, 2018, Frazier entered into a registration rights agreement with the Issuer, pursuant to which Frazier has certain rights to have the issuer prepare and file a “shelf” registration statement under the Securities Act to permit the resale of the Shares from time to time.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 25, 2018

/s/ Warren Lynn Frazier
Warren Lynn Frazier

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